                                                      FILED BY FREEMARKETS, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                 GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001



                                  eMARKETS 2001

                                   GLEN MEAKEM
                                  FEBRUARY 2001

                               [FREEMARKETS LOGO]
                               BETTER BUSINESS(TM)

Agenda

o  FreeMarkets Overview
-  FreeMarkets Strategy and Adexa Acquisition
-  FreeMarkets Solutions

What is eSourcing?

eSourcing
-  Finding
-  Screening/Qualifying
-  Negotiating/Competing
-  Selecting

Suppliers - through a web marketplace

FreeMarkets is the world's leading eSourcing Marketplace

[GRAPHIC, ON THE LEFT, SHOWING FREEMARKETS' LOCATIONS ON A WORLD MAP, BELOW WHICH IS THE FOLLOWING LIST OF LOCATIONS: Pittsburgh, Washington D.C., Detroit, Chicago, Austin, Monterey, San Jose, Brussels, London, Frankfurt, Paris, Zurich, Singapore, New Delhi, Seoul, Tokyo, Hong Kong, Melbourne]

[LIST, ON THE RIGHT, OF THE FOLLOWING DATA: Founded 1995; $14 billion volume; $2.7 billion savings; Global supplier research and buyer service from 18 offices in 13 countries; Over 9,200 auctions; Over 9,300 suppliers; 100 buying companies; Over 165 supply categories; Nearly 1000 employees; Over 30 languages]

With over 80% share according to IDC Research

Volume Share of RFQ Auctions in North America

[PIE CHART DEPICTING FREEMARKETS' NORTH AMERICA VOLUME SHARE]

Rapidly Growing Revenues

[BAR GRAPH DEPICTING THE INCREASE IN QUARTERLY REVENUES (IN MILLIONS) FROM Q1 1999 THROGH Q4 2000]

Top Tier Global Customers

[GRAPHIC DISPLAYING THE LOGOS OF UNITED TECHNOLOGIES, EATON, SINGAPORE TECHNOLOGIES, MICROSOFT, BAYER, FIRSTENERGY, AMERICAN AIRLINES, BP, JOHN DEERE, DANA, ALCOA, DELPHI AUTOMOTIVE SYSTEMS, GIANT EAGLE, MAYNE, PENNSYLVANIA, HEINZ, HYDRO, EMERSON, MACLEAN-FOGG, PILKINGTON AND VISTEON]

Experience in over 165 supply categories

[CHART WITH THREE COLUMNS; UNDER THE FIRST COLUMN, ENTITLED INDIRECT MATERIALS & SERVICES, IS THE FOLLOWING:

CORPORATE SERVICES
Tax Preparation
Legal Services
Payroll & Benefits
Printing services
Promotional items
Relocation Services
Security Services
Temporary Labor

FREIGHT & LOGISTICS
Express Freight
Freight Forwarding
LTL/FTL Freight
Refrig. Containers
Ocean Lanes
Custom Broker Svc.

TELECOM/IT
Call Center Services
LAN administration
Long Distance
Cell Phone Handsets
Paging Services
Web Hosting Service
Wireless Service

PACKAGING
Cartons
Corrugated
Die-cut Foam
Labels
Linerboard
Pallet Manufacturing
Paper & Multi-wall
Bags
Plastic Bags
Plastic Bottles & Caps
Polyethylene Bags

PLANT MRO
Equip. Rental & Leasing
Machine Tool Repair
Material Handling
Machinery Installation
MRO Inventory
Protective Clothing
Scaffolding

CONSTRUCTION & FACILITIES
Construction Materials

General Contracting
Office Furniture
Structural Steel
Erection
Telecom Installation
Waste Collection
Water, Sewer and Pipeline

TRAVEL
Car Hire
Fleet Leasing
Hotel Rooms

UNDER THE SECOND COLUMN, ENTITLED DIRECT MATERIALS, IS THE FOLLOWING:

ELECTRONICS
     Cables and Harnesses
     Capacitors
     Component Mfg.
     Computers & Prphls.
     Connectors & Wires
     Control Panels
     CRT Monitors
     Electronic Components
     Insulators
     Motors
     Printed Circuit Boards
     PCB Fab./Assy.
     Resistors
     Switches
     Transistors
     Transformers

PLASTICS
     Blow Molder (Plastic)
     Compression Molding
     Extrusion (Plastic)
     Extrusion (Rubber)
     Injection Molding
     Molded Rubber
     Resins and Polymers
     Thermoforming

ENERGY & FUELS
     Aircraft Fuel
     Coal
     Diesel Fuel
     Natural Gas

METALS
     Aluminum
     Auto Parts & Subsys.
     Castings
     Cobalt
     Cold Headed Parts
     Copper & Brass Alloys

     Die Castings
     Extrusion (Metal)
     Fasteners & Hardware
     Ferro-silicon
     Forging
     Gaskets and Seals
     Iron & Steel
     Machining
     Magnesium
     Metal Fabrication
     Metal Cans
     Powdered Metal
     Press Brake/Forming
     Scrap Metals
     Service Center Metals
     Springs
     Stampings
     Steel
     Titanium
     Valves
     Wire Forming

WOOD, PULP & PAPER
     Commercial Paper
     Lumber
     Wood Components

CHEMICALS
     Acids
     Caustic Soda
     Cleaning Chemicals
     Industrial Abrasives
     Inorganic Chemicals
     Molten Sulfur
     Organic Chemicals
     Road Salt
     Surfactants

FOOD & PHARMACEUTICALS
     Bottled Water
     Confectionery Chips
     Glycerin
     Grape Juice
     Honey
     Oats
     Processed Eggs
     Pharma/Fine Chemicals
     Salts
     Sugar
     Vegetables
     Vitamin Pre-Mix

BUILDING MATERIALS
     Ceramics
     Clay Products
     Concrete

     Glass & Glass Products
     Paints & Coatings

UNDER THE THIRD COLUMN, ENTITLED ASSETS, IS THE FOLLOWING:

PLANT & EQUIPMENT
     Automotive Robotic Equip.
     Broaching Machines
     Construction & Mining Mach.
     Earth Moving Equipment
     Electric Engines
     Food Processing Lines
     Forklifts
     Highway, Bride & Tunnel Equip.
     HVAC & Refrigeration Machinery
     Injection Molding Machines
     Locomotives
     Material Handling Products
     Metalworking Machinery
     Office Furniture
     Pipe, Tubes & Fittings
     Power Transmission Equip.
     Stamping Presses
     Surplus Petroleum Products
     Turbines
     Transformers (Electric)

SURPLUS INVENTORY
     Aerospace Hardware
     Computers
     Electronic Components
     Printers
     Rolling Stock
     Shoes & Apparel]

Tremendous horizontal and vertical scale

[CHART WITH COLUMNS LABELED ASSET RECOVERY, ELECTRICAL, ENGINEERING/EQUIPMENT, PACKAGING, RAW MATERIALS, RUBBER & PLASTICS, SERVICES & MISC., TRANSPORTATION, AND METALS FABRICATION; AND ROWS ENTITLED AEROSPACE, AUTOMOTIVE, CONSUMER, MANUFACTURING, ENERGY/PROCESS, HIGH TECH/TELECOM, PUBLIC SECTOR AND RETAIL]

Agenda

-  FreeMarkets Overview
o  FreeMarkets Strategy and Adexa Acquisition
-  FreeMarkets Solutions

B2B e-commerce space has interconnnected sub-spaces

[GRAPHIC SHOWING CONNECTIONS WITHIN B2B E-COMMERCE OF ESOURCING, DYNAMIC SUPPLY CHAIN MANAGEMENT, MARKET INFORMATION, COLLABORATIVE EDESIGN, DIRECT MATERIAL TRANSACTIONS, ETRAINING, SOURCING CONSULTING, INDIRECT MATERIAL TRANSACTIONS, ASSET MANAGEMENT, AS WELL AS CATALOG, BUDGETS, FIXED ASSETS, ENTERPRISE ERP AND MRP MODULE]

FreeMarkets is acquiring Adexa - Why?

- Adexa - a leading supply chain collaboration and optimization software company
-  Over $50 million of revenues in 2000
-  17.25 million shares - $340 million on February 7th (purchase transaction)
-  Accretive to revenues and gross margins in 2001
-  Accretive to revenues, gross margins and operating EPS in 2002
-  Break even for operating EPS remains Q1 2002; and cash remains Q2 2002
-  Close in Q2 2001

Manufacturers face many external challenges

External challenges
-  Greater competition and margin pressure
-  Growing customer demands for innovation and mass customization
-  Shorter product lifecycles
-  Growing outsourcing
-  Limited supply chain visibility

 ....And, internal and external supply chain constraints


           External Challenges                                Supply Chain Constraints
        -------------------------                           ----------------------------
-  Greater competition and                      -  Demand changes
   margin pressure                              -  Marketing initiatives
-  Growing customer demands                     -  Engineering capacity and enhancements
   for innovation and mass                -o    -  Purchasing capacity and decisions
   customization                                -  Manufacturing capacity and cost
-  Shorter product lifecycles                   -  Supplier capacity and pricing
-  Growing outsourcing
-  Limited supply chain visibility

                     Real, Complex World of Direct Materials

FreeMarkets will solve problems with unique, end-to-end direct materials solutions


          Solutions                                     Results
       ----------------                               ------------
-  eSourcing                                  -  Dynamically choose high quality suppliers
                                                 at maximum speed and lowest total cost
-  Supply Chain Collaboration                 -  Meet changing customer demands and fuel
                                                 revenue growth
-  Supply Chain Optimization                  -  Improve asset utilization, reduce working
                                                 capital, lower costs
-  Business Process Automation                -  Increase supply chain velocity/response

FreeMarkets will enable real-time competition and collaboration

Better business(TM)=  Real-Time  /
                      Competition & Collaboration

FreeMarkets occupies strategic ground in B2B e-commerce

[REPEAT OF GRAPHIC DEPICTED ABOVE UNDER THE TITLE "B2B e-commerce space has interconnnected sub-spaces", INDICATING (BY COLOR CHANGES) FREEMARKETS' OFFERINGS IN ESOURCING, DYNAMIC SUPPLY CHAIN MANAGEMENT, MARKET INFORMATION AND ASSET MANAGEMENT]

Agenda

-  FreeMarkets Overview
-  FreeMarkets Strategy and Adexa Acquisition
o  FreeMarkets Solutions

Only FreeMarkets can deliver eSourcing and iCollaboration

eSourcing(TM) Suite         =o      iCollaboration(TM) Suite
------------------------            -----------------------------
-  Dynamically                      -  Dynamically operate your
   configuring your                    supply chains
   supply chains

   (source goods)                   (make and deliver goods)

Four components of eSourcing Solutions

[GRAPHIC SHOWING THE FREEMARKETS GLOBAL MARKETPLACE IN MARKET TECHNOLOGY, MARKET OPERATIONS, MARKET MAKING SERVICES AND MARKET INFORMATION]

FreeMarkets eSourcing Suite - A Complete Solution for Configuring
The Supply Chain

                          Your Marketplace                          FreeMarkets Marketplace
                        ---------------------             -------------------------------------------
                           QuickSource(TM)                DirectSource(TM)             FullSource(TM)
                          -----------------              ------------------           ----------------
Market Making                                                                       Market Making Services
-------------------                                                                            +
                                                          Market Making Desk          Market Making Desk



Market Information                                                  Global Supplier Network
-------------------



Market Operations                                               Global Market Operations Center
-------------------


Marketplace                                     FreeMarkets eSourcing Platform
Technology                                                  +
-------------------                    Self-Service/Advanced Applications & Tools

iCollaboration(TM) Within The Enterprise

[GRAPHIC SHOWING, TO THE LEFT, A LIST OF THE FOLLOWING: PLANNING AND OPTIMIZATION, BUSINESS PROCESS AUTOMATION AND PRODUCT LIFECYCLE PLANNING; AND SHOWING, TO THE RIGHT, ICONS REPRESENTING AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES] iCollaboration(TM) With Customers

[GRAPHIC SHOWING, TO THE LEFT, A LIST OF THE FOLLOWING: CUSTOMER COLLABORATION AND VISIBILITY, AVAILABLE TO PROMISE AND ALLOCATION; AND SHOWING, TO THE RIGHT, ICONS REPRESENTING AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES] iCollaboration(TM) With Suppliers

[GRAPHIC SHOWING, TO THE LEFT, A LIST OF THE FOLLOWING: SUPPLIER
COLLABORATION/VISIBILITY, CAPACITY RESERVATION AND SUPPLIER SYNCHRONIZATION; AND SHOWING, TO THE RIGHT, ICONS REPRESENTING AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES] iCollaboration(TM) With Marketplaces

[GRAPHIC SHOWING, TO THE LEFT, A LIST OF THE FOLLOWING: SUPPLY CHAIN SERVICES, CAPACITY AGGREGATION/ALLOCATION AND VISIBILITY/NOTIFICATION; AND SHOWING, TO THE RIGHT, ICONS REPRESENTING AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER
WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES]

Network Effect through Agents Technology

[GRAPHIC SHOWING, TO THE LEFT, A LIST OF THE FOLLOWING: NOTIFICATION/ALERT, WORK FLOW AND MONITORING AND EXCEPTION MESSAGING; AND SHOWING, TO THE RIGHT, ICONS REPRESENTING AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES] iCollaboration(TM)-- A Complete Solution For Operating The Supply Chain

[GRAPHIC SHOWING ICONS REPRESENTING AN ENTERPRISE, A DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, THE SUPPLIER HUB, SUPPLIERS, AND THE CONTRACT MANUFACTURER
WITH ARROWS DEPICTING THE RELATIONSHIPS AMONG SUCH ENTITIES]

Case Study - Firmenich

Challenge
-  85,000 Supply chain patterns
-  3 Million Items
-  24 Plants Worldwide
-  100 New Products/Day

Solution
-  Supply Chain Planning
-  Optimization and Visibility

Firmenich Solution

Results
-  Deployed in 6 months
-  Up-to-the-Minute Visibility and Monitoring
-  Inventory Levels and WIP Over Internet with Suppliers

[GRAPHIC SHOWING ICONS REPRESENTING AN ENTERPRISE WITH 7 WORLDWIDE SITES, CUSTOMERS, MARKETPLACES, A CONTRACT MANUFACTURER AND SUPPLIERS]

Adexa's Global, Blue Chip Customers

[GRAPHIC SHOWING LOGOS OF ADEXA'S GLOBAL, BLUE CHIP CUTOMERS, ARRANGED BY
INDUSTRY: ELECTRONICS - AT7T WIRELESS SERVICES, XEROX, MITAC, PULSE, SHARP, COM2B, RICOH AND QUANTA DISPLAY; SEMICONDUCTORS - AMD, LUCENT TECHNOLOGIES, TOSHIBA, RICOH, CONEXANT, SHARP, SANYO, PHILIPS, Z, UMC, HITACHI, TSMC AND SUMITOMO ELECTRIC; INDUSTRIAL/CPG - FIRMENICH, ROWE, FRAMATOME, SAMSUNG, RICH'S AND RETAIL METRO; TEXTILES & APPAREL - QUAKER FABRIC, MILLIKEN, MANNINGTON, TSI, GULISTAN CAPET AND MALDEN MILLS; AND AUTO AND A&D - NAVAIR, GM, AND TEMPLATE SOFTWARE]

Our Competitive Advantage

                                                 Competition                            ADEXA
                                              -----------------                      ------------
            Scalability
        (e.g. Orders/Second)                   Tens / Hundreds                        Thousands
   ------------------------------

             Solve Time                          Hours / Days                          Minutes
         -----------------

      Flexibility/Adaptability                  Customization                         Rule-based
  -------------------------------

           Implementation                           Years                           Weeks / Months
      ------------------------

          Number of Users                            Tens                             Thousands
      -----------------------

A Recognized Industry Leader - Adexa

- "Adexa's product suite was built one component at a time around a single data model instantiated in the Unified Data Server (UDS) . . . this is a key differentiator as competitor's patchwork architectures have led to extended implementation lead time and maintenance complexity."
   Gartner Group, 2000

- "This software vendor was the best kept secret in the supply chain management space. Adexa is a step ahead when it comes to the Internet because its software is object based. It operates from a true single-database model, something that other vendors are trying to emulate." AMR Research, 2000

FreeMarkets Summary

- Rapidly growing, industry leading core eSourcing business, focusing on creating value for customers
- Adexa is a strategic acquisition to create an end-to-end solution for configuring and operating customer supply chains
-  Strong, proven management team and advisors
-  Compelling strategy with unique, difficult to replicate solutions

                               [FREEMARKETS LOGO]
                               BETTER BUSINESS(TM)

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.